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                                                          Exhibit 16

July 24, 1996

Mr. Roy Gogel
Vice President and Chief Financial Officer
Piemonte Foods, Inc.
400 Augusta Street
Greenville, SC 29604

Dear Mr. Gogel:

You informed me that the Audit Committee of the Board of Directors has chosen new certified public accountants to perform the financial audits of Piemonte Foods, Inc. and subsidiaries for the years ending subsequent to June 1, 1996.

To satisfy the disclosure requirements of the Securities Exchange Commission, you wanted a statement from me that there are no outstanding disagreements between your company and our firm as to financial presentation arising from the current year audit or previous year's audits. I attest that there are no disagreements. Additionally, there are no receivables due us for previous year's audits and the only amount due us presently is our unbilled time since our previous billing at June 30, 1996.

Your truly,

(Signature of Thomas L. Brown)
Thomas L. Brown, CPA, CFP